

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2026

Asher Dahan
Chief Executive Officer
Wearable Devices Ltd.
5 Ha-Tnufa St.
Yokne'am Illit, 2066736, Israel

     Re: Wearable Devices Ltd.
          Registration Statement on Form F-1
          Filed February 23, 2026
          File No. 333-293645

Dear Asher Dahan:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Matthew Derby at 202-551-3334 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Technology